VIZSLA SILVER CORP.

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the special meeting (the "Meeting") of the holders of common shares ("Shareholders") of Vizsla Silver Corp. (the "Company") will be held at 555 Burrard Street, 11th Floor, Suite 1165, Vancouver, British Columbia V7X 1M8, on June 17, 2024, at 10:00 a.m. (Vancouver time):

At the Meeting, Shareholders will be asked to consider the following matters:

1. to consider and, if deemed appropriate, to pass, with or without variation, a special resolution of the Shareholders (the "Arrangement Resolution"), the full text of which is attached as Schedule "A" to the Circular for a statutory arrangement (the "Arrangement") under section 288 of the Business Corporations Act (British Columbia) which involves, among other things, the distribution of common shares and common share purchase warrants of Vizsla Royalties Corp. ("Spinco") to shareholders of the Company on the basis of 1/3 of a Spinco common share and 1/3 of a Spinco common share purchase warrant for each common share of the Company held on the effective date of the Arrangement. The warrants and options of the Company will also be adjusted pursuant to the Arrangement as described in more detail in the enclosed management information circular (the "Circular");

2. subject to the approval of the Arrangement Resolution, to consider and, if thought fit, approve, with or without amendment, an ordinary resolution to approve a stock option plan for Spinco, as more fully described in the Circular; and

3. to transact such other business as may properly come before the Meeting or any adjournment thereof.

The specific details of these matters to be put before the Meeting are set forth in the Circular accompanying this notice. Copies of the Arrangement Resolution, the plan of arrangement, the interim order and notice of hearing for the final order are attached to the Circular as Schedules "A", "C", "D" and "E", respectively. The board of directors of the Company have approved the contents of the Circular and the distribution of the Circular to Shareholders. All Shareholders are reminded to review the Circular before voting. Registered Shareholders have a right of dissent in respect of the proposed arrangement and to be paid the fair value of their Vizsla Silver Shares of the Company. The dissent rights are described in the accompanying Circular and are attached to the Circular as Schedule "F". Failure to strictly comply with the required procedures may result in the loss of any right of dissent.

You have the right to vote if you were a Shareholder of the Company at the close of business on May 13, 2024, the record date set by the board of directors of the Company for determining the Shareholders entitled to receive notice of and vote at the Meeting or any adjournment(s) or postponement(s) thereof.

If you are unable to attend the Meeting, you are encouraged to vote your proxy by mail, internet or telephone. To be effective, the enclosed proxy form must be returned to the Company's transfer agent, Computershare Investor Services Inc.:

(a) by mail using the enclosed return envelope;

(b) by internet or telephone as described on the enclosed proxy; or

(c) by registered mail, by hand or by courier delivery to Computershare Investor Services Inc., 100 University Ave., 8th Floor, Toronto, ON M5J 2Y1.

All instructions are listed on the enclosed form of proxy. Your proxy or voting instructions must be received in each case no later than 10:00 a.m. (Vancouver Time) on June 13, 2024, or, if the Meeting is adjourned, at least 48 hours (excluding Saturdays, Sundays and statutory holidays in the Province of British Columbia or Ontario) before the beginning of any adjournment to the Meeting.

If you are a non-registered beneficial shareholder, a voting information form (also known as a "VIF"), instead of a form of proxy, may be enclosed. You must follow the instructions provided by your Intermediary in order to vote your shares.

If you have any questions relating to the Meeting or require assistance with voting, please contact Laurel Hill Advisory Group North America (Toll Free): 1-877-452-7184 (Outside North America: 1-416-304-0211) or email: assistance@laurelhill.com.

DATED at Vancouver, British Columbia this 17th day of May, 2024.

BY ORDER OF THE BOARD OF DIRECTORS

"Michael Konnert"

Michael Konnert

President, Chief Executive Officer, and Director